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                                                                    Exhibit 18.1

                         [LETTERHEAD OF ERNST & YOUNG]

May 25, 2001



Mr. George R. Mihalko
Executive Vice President & Chief Financial Officer
The Sports Authority, Inc.
3383 N. State Road 7
Ft. Lauderdale, Florida 33319

Dear Mr. Mihalko:

Note 2 to the Consolidated Financial Statements of The Sports Authority, Inc. (the "Company") included in its Form 10-Q for the quarter ended May 5, 2001, describes a change in the method of accounting for inventories. Prior to the change, the Company's inventories were valued under the retail inventory method. Under the Company's new accounting method, inventories will be valued at the lower of weighted average cost or market. There are no authoritative criteria for determining a "preferable" inventory accounting method based on the particular circumstances; however, we conclude that the change to the lower of weighted average cost or market method for valuing inventories is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances. We have not conducted an audit in accordance with auditing standards generally accepted in the United States of any financial statements of the Company as of any date or for any period subsequent to February 3, 2001, and therefore we do not express any opinion on any financial statements of The Sports Authority, Inc. subsequent to that date.

                                                   Very truly yours,


                                                   /s/ Ernst & Young LLP